The security investment described herein relates solely to BHM’s Series A Redeemable Preferred Stock, non-traded securities of BHM which have not been listed on any national exchange. The risks and rewards of investing in the Series A Redeemable Preferred Stock are separate and distinct from an investment in BHM’s common stock listed on the NYSE American. THIS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED HEREIN. AN OFFERING IS MADE ONLY BY THE PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. THIS SALES AND ADVERTISING LITERATURE MUST BE READ IN CONJUNCTION WITH OR ACCOMPANIED BY THE PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THE OFFERING. NONE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION, THE ATTORNEY GENERAL OF THE STATE OF NEW YORK OR ANY OTHER STATE REGULATORS HAS PASSED ON OR ENDORSED THE MERITS OF THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. NYSE AMERICAN™ bluerockhomes.com SERIES A REDEEMABLE PREFERRED STOCK THE SINGLE-FAMILY RENTAL OPPORTUNITY: A Demographically Favorable, Economically Critical, Institutionalizing Asset Class There can be no assurance that any investment strategy will achieve its objectives, generate profits or avoid losses. Bluerock Homes Trust, Inc. (NYSE American: BHM) is a publicly listed real estate investment trust (REIT) that owns and operates high-quality single-family properties located in attractive high growth markets of the United States. Issuer Free Writing Prospectus, dated July 7, 2023 Filed Pursuant to Rule 433 Relating to Prospectus dated June 30, 2023 Registration No. 333-269415

Bluerock Homes Trust, Inc. ("BHM") was formed to assemble a portfolio of infill first-ring suburban single-family rental homes in knowledge-economy and high quality of life growth markets across the United States, targeting middle-market single-family home renters.

Investment Opportunity

Our target markets are generally the Sunbelt and the West, which we expect should have healthy long-term demand fundamentals for single-family rentals. We believe that our moderate initial rent price points will deliver durable income streams with relatively low turnover, and with potential for upside growth over time.

Our target renter pool includes the large cohort of rental-biased millennials, among others, who are reaching their peak household-formation age, have a bias for renting for lifestyle or flexibility reasons, and/or who do not want or cannot afford the upfront and ongoing financial commitments of home ownership.

Investment Strategy

Focus on Knowledge Economy Growth & Lifestyle Markets

Build a First-Ring Suburban Middle-Market Portfolio

Create Value through: Scattered Site Aggregation, Value-Add Renovations, Build-to-Rent Development

We utilize two primary investment strategies to drive growth in value and to maximize returns to shareholders:

Aggregation of single-asset and small portfolios of scattered-site homes

- 1980's or newer homes
- Majority 3BR – 4BR with 2BA (+)
- $200,000 – $400,000 average home price
- Middle-market monthly rental price points ranging from $1,800 - $2,300 on average

Development of build-to-rent communities

- Detached home and townhome formats
- Majority 3BR – 4BR with 2BA (+)
- $300,000 - $500,000 average cost
- Middle-market rental price point ranging from $2,000 - $2,800 on average

There can be no assurance that any investment strategy will achieve its objectives, generate profits or avoid losses.

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Bluerock Homes Advantage We believe that our investment strategy and operating model distinguishes us from other owners, operators, and acquirors of single-family rental real estate in several important ways, including, but not limited to the following: › Our Expertise Across Our Target Markets with significant breadth and depth in real estate operating and investment experience of more than 50 million square feet and $13 billion in value residential real estate investments in our target markets. › Expertise Creating Value Across Our Investment Strategies and Various Capital Structures with substantial experience executing transactions and creating value across our residential value-add and development investment strategies, and across multiple capital structures —equity, preferred equity, and mezzanine — providing substantial flexibility to create value in transactions. › Our Network Strategy enabling us to successfully invest in single-family real estate with members of our network comprised of experienced regional owner-operators across the nation that provide access to attractive, proprietary transaction pipeline, deep local market knowledge to underwrite appropriately, as well as operational expertise and infrastructure to provide execution of the operating and value creation strategies without the cost and logistical burdens. Our Knowledge/Quality Target Markets We focus on knowledge-economy and high quality of life (“Knowledge/Quality”) markets which exhibit the following characteristics: Strong Job Growth | Expanding Populations | Favorable Quality of Life Characteristics | Quality Healthcare Highly-Rated School Systems | Lower Crime Rates | Robust Infrastructure | Affordability The markets also provide for a growing economic base and are generally anchored by major universities, technology, healthcare, trade, next-generation high value-add manufacturing or government industries as well as right to work laws, growing populations, strong household formations and industries and other industries with attractive and growing compensation levels. 3 ATLANTA KANSAS CITY CHARLOTTE ORLANDO MIAMI-DADE COUNTY BROWARD COUNTY JACKSONVILLE SAVANNAH CHARLESTON DENVER LUBBOCK SALT LAKE CITY PHOENIX TUCSON DALLAS-FORT WORTH BHM Property Location BHM Target Market

Why Invest in Single-Family Rentals?

The Market: 35% of the Nation's Housing Stock is Single-Family Rentals (SFR)

There are approximately 128 million total households in the U.S., of which approximately 49 million units, or 38%, are renters. Of these, approximately 13% of total households – or 35% of the rental cohort – rent a single-family residence, which represents approximately 16.4 million total single-family rental homes in the nation.



U.S. Housing Stock
Housing Units (127.6M)
Rental Units (48.9M)
SFR (16.4M)
16.4M units represent an indicative market value of $3.4T

Source: Morgan Stanley Research, August 2022

A Decade of Undersupply Has Left Inventories at an All Time Low

The national housing shortage has worsened since the Great Financial Crisis. Overall demographic growth is expected to generate demand for another 3.7 million new rental properties through 2035.



TTM Average National Existing Home Inventory (MM)
3.0
2.0
1.0
Existing home inventory ~50% below
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Source: National Multifamily Housing Council, May 2022. Chart Source: National Association of Realtors. TTM = Trailing 12 Months

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2001 2004 2007 2010 2013 2016 2019 2022 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 $125 $95 $65 $35 $5 2.0 0.5 -1.0 54% 47% 40% 33% 26% 5 Home Ownership Potential Limited by High Prices and Mortgage Rates Millennials in Prime Household Formation Years are Driving SFR Housing Demand Projected Population Growth Sources: Marcus and Millichap, Q3 2022 National Multifamily Report. Finance.yahoo.com. Source: U.S. Census Bureau; AMH Research, September 2021. Changes are four-quarter rolling averages. Share of Households Min. Annual Income (000s) Minimum Annual Income to Afford Median-Priced Home Percent of Households That Qualify A Record Low Share of Households Can Afford to Purchase a Home ƒ Only 26% of households can afford a home due to the median household income to own a median priced home eclipsing $120,000. ƒ Households now require 35.1% of the median household income to make a principal and interest payment on the median home with a 20% down payment, the highest it has been since October 1985. Demand From Millennials in Their Prime Household Formation Years is Expected to Reach an All Time High The millennial cohort is continuing to enter the 35 and over age category, which is traditionally the peak for single-family housing demand. Over the 10-year period ending in 2030, the 35-50 age category is expected to grow by approximately 17 million households. However, instead of purchasing homes like their predecessor cohorts, and driven by factors including the increasing unaffordability of single-family homes, the presence of a sizable student loan debt burden, and an attraction to the financial and lifestyle flexibility that defines the rental market, millennials are increasingly choosing single-family rentals instead.

BLUEROCK Homes Trust™

NYSE American: BHM

100% Singe-Family Residential

Diversified Investment Approach

- Aggregation of Single Asset and Small Portfolios & Build for Rent
- Mezzanine Loan & Preferred Equity

Diversified Capital Stack

- First Mortgages
- Preferred Stock
- Common Stock

85%+ OWNERSHIP BY MANAGEMENT AND INSTITUTIONAL INVESTORS[1, 2]

62% BHM Management[3] | 24% Institutional

[1] Morrow Sodali, Monthly Stock Ownership Report, April 2023. Ownership percentages based on on a fully-diluted basis (including any Operating Partnership units) and are subject to change at any time and should not be considered investment advice.

[2] BHM 10-Q as of March 31, 2023.

[3] Includes BHM officers, directors, and related entities. A significant portion of this equity ownership is held in trusts established by the company's senior management for estate planning purposes. Selected institutional shareholders; subject to change.

About Bluerock

Bluerock is a private equity real estate investment and asset management firm having sponsored a portfolio of approximately 48 million square feet of real estate with more than $15 billion in acquired and managed assets. Bluerock's senior management team has extensive investing experience with more than $120 billion in diverse real estate investments spanning all major real estate sectors and capital markets experience. In addition, Bluerock's senior management team has helped launch leading real estate private and public company platforms, including the successful seeding, public listing, operation and sale of Bluerock Residential Growth REIT, Inc., a formerly publicly listed REIT (NYSE American: BRG).

Residential Sector Experience

$8+ BILLION | **47,900** UNITS

INVESTMENT EXPERIENCE:

- SINGLE-FAMILY
- BUILD-TO-RENT
- MULTIFAMILY

To access a complete fund overview, SEC filings and reports, stock information, property portfolio and more:

visit: bluerockhomes.com

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7 Risk Factors ▪ There is no assurance that we will be able to achieve our investment objectives. ▪ We are a newly-formed entity. If we are unable to acquire suitable properties or investments, or suffer a delay in doing so, we may not have cash flow available for distribution to you as a stockholder. ▪ There is currently no public trading market for shares of our Series A Redeemable Preferred Stock, and we do not intend to list them on a securities exchange. As a result, our shares of Series A Redeemable Preferred Stock should be considered as having only limited liquidity and may be illiquid. If you sell your stock, it may be at a substantial discount. ▪ Other than investments disclosed in a supplement hereto prior to an investor’s investment; investors will not have the opportunity to evaluate the economic or other merits of any of our future investments prior to our making them. ▪ This is a “best efforts” offering and if we are unable to raise substantial funds, then we may be more limited in our investments. ▪ We may change our investment policies without stockholder notice or consent, which could result in investments that are different from those described in the Prospectus. ▪ Some of our executive officers, directors and other key personnel also serve as officers, directors, managers, key personnel and/or holders of an ownership interest in the Manager, the Dealer Manager, and/or their respective affiliates. As a result, they face conflicts of interest, including but not limited to conflicts arising from time constraints, allocation of investment opportunities among their affiliated entities and us, and the Manager’s compensation arrangements with us and other programs advised by them. ▪ Although dividends on the Series A Redeemable Preferred Stock are cumulative, dividend payments on the Series A Redeemable Preferred Stock are not guaranteed. Our board of directors must approve actual payment of the dividends and can elect at any time not to pay any or all accrued distributions. ▪ We may fail to qualify as a REIT, which would adversely affect our operations and our ability to make distributions to our stockholders, and may have adverse tax consequences to you. ▪ Compensation paid to our Manager in connection with transactions involving the management of our investments will be payable regardless of the quality of the investments made or of the services rendered to us. This arrangement could influence our Manager to recommend riskier or unsuitable transactions to us. ▪ We will rely totally on our Manager to manage our business and assets. Adverse changes in the financial condition of our Manager or its affiliates, or our relationship with our Manager, could adversely affect us and our stockholders. ▪ Our use of leverage, such as mortgage indebtedness and other borrowings, increases the risk of loss on our investments. ▪ Distributions paid from sources other than cash flow from operations may constitute a return of capital and reduce investor returns. Rates of distributions to stockholders may not be indicative of our operating results. ▪ Beginning two years from the date of original issuance, we may redeem the outstanding shares of Series A Redeemable Preferred Stock, without your consent, at 100% of the Stated Value per share, plus any accrued and unpaid dividends in cash or shares of BHM’s Class A Common Stock at BHM’s discretion. ▪ Holders of shares of Series A Redeemable Preferred Stock will have no voting rights or control over changes in our policies and operations. Our board of directors may approve changes to our policies without your approval. ▪ Our charter contains various restrictions on the ownership and transfer of our securities. About Bluerock Homes Trust Bluerock Homes Trust, Inc. (NYSE American: BHM) is an externally managed real estate investment trust (REIT) formed to assemble a portfolio of infill first-ring suburban single-family rental homes in knowledge-economy and high quality of life growth markets across the United States, targeting middle-market single-family home renters. We intend to elect to be taxed and operate as a REIT. An investment in Bluerock Homes Trust (“BHM”) involves substantial risk. See the “Risk Factors” sections of the Prospectus and any accompanying Prospectus Supplement for a discussion of material risks related to an investment in BHM’s Series A Redeemable Preferred Stock, which include, but are not limited to, the following: BHM has filed a registration statement on Form S-11 (No. 333-269415, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), including a prospectus (the “Prospectus”), relating to the offering of the Series A Redeemable Preferred Stock and may file from time to time with the SEC a supplement to the Prospectus (each, a “Prospectus Supplement”). You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BHM, or a dealer participating in the offering will arrange to send you the Prospectus and any accompanying Prospectus Supplement if you request it by calling toll-free 1.877.826.2583. A copy of the Prospectus and any accompanying Prospectus Supplement must be made available to you in connection with the offering of the Series A Redeemable Preferred Stock and must be read in conjunction with these materials in order to fully understand the risks of an investment in the offering. Summary of Fees and Expenses: Investors will be subject to the following Fees and Expenses as part of the Offering: selling commissions, dealer manager fee, and other offering expenses. Please see the Prospectus and any accompanying Prospectus Supplement for a complete listing of all Fees and Expenses related to the Offering. This material contains forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of BHM’s business, financial condition, liquidity, results from operations, plans and objectives. These forward-looking statements are based on BHM’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to BHM. You should not place undue reliance on these forward-looking statements. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to BHM, and BHM cannot guarantee that BHM will achieve any or all of these expectations.

For more information, please contact your Financial Advisor or Bluerock Capital Markets, LLC at 877.826.BLUE (2583) or visit bluerockhomes.com Securities offered through: Bluerock Capital Markets LLC | Member FINRA/SIPC Affiliated with Bluerock Real Estate, LLC | Bluerock Real Estate © 2023. All rights reserved | V-23-16 The properties pictured herein are jointly owned by BHM and are representative of the type of properties targeted for future investments by BHM. Portfolio holdings are subject to change at any time. BLUEROCK HOMES TRUST Creating value through the strategic assembly of a well-diversified portfolio of single-family rental homes and build-to-rent communities in knowledge-economy and high quality of life markets.